UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Schedule 13G under the Securities Exchange Act of 1934

(Amendment No. 2)

KT Corporation

(Name of Issuer)

Common stock, par value Won 5,000 per share (represented by American Depository Shares, each representing one-half of one share of common stock).

(Title of Class of Securities)

48268K101

(CUSIP Number)

December 31, 2023

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48268K101	13G	Page 2 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silchester International Investors LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,084,358 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,084,358 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,084,358 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 5.3% (based on 257,860,760 shares issued per Form 6-K dated September 1, 2023, less 11,447,338 treasury shares as of September 30, 2023, per Form 6-K dated November 30, 2023).

12.	TYPE OF REPORTING PERSON PN/IA

*	Held in the form of 26,168,715 American Depository Shares, each representing one-half of one share of common stock.

CUSIP NO. 48268K101	13G	Page 3 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silchester Continuation Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,084,358 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,084,358 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,084,358 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 5.3% (based on 257,860,760 shares issued per Form 6-K dated September 1, 2023, less 11,447,338 treasury shares as of September 30, 2023, per Form 6-K dated November 30, 2023).

12.	TYPE OF REPORTING PERSON CO/HC

*	Held in the form of 26,168,715 American Depository Shares, each representing one-half of one share of common stock.

CUSIP NO. 48268K101	13G	Page 4 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silchester Partners Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,084,358 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,084,358 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,084,358 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 5.3% (based on 257,860,760 shares issued per Form 6-K dated September 1, 2023, less 11,447,338 treasury shares as of September 30, 2023, per Form 6-K dated November 30, 2023).

12.	TYPE OF REPORTING PERSON CO/HC

*	Held in the form of 26,168,715 American Depository Shares, each representing one-half of one share of common stock.

CUSIP NO. 48268K101	13G	Page 5 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen Charles Butt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,084,358 shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,084,358 shares*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,084,358 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 5.3% (based on 257,860,760 shares issued per Form 6-K dated September 1, 2023, less 11,447,338 treasury shares as of September 30, 2023, per Form 6-K dated November 30, 2023).

12.	TYPE OF REPORTING PERSON IN/HC

*	Held in the form of 26,168,715 American Depository Shares, each representing one-half of one share of common stock.

CUSIP NO. 48268K101	13G	Page 6 of 11

Item 1(a)	Name of Issuer: KT Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

KT Gwanghwamun Building East
33, Jongno 3-gil, Jongno-gu
110-130 Seoul, Korea

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

Silchester International Investors LLP
Time & Life Building
1 Bruton Street
London, W1J6TL, United Kingdom

Silchester Continuation Ltd
Time and Life Building
1 Bruton Street
London, W1J6TL, United Kingdom

Silchester Partners Limited
Time & Life Building
1 Bruton Street
London, W1J6TL, United Kingdom

Stephen Charles Butt
Time & Life Building
1 Bruton Street
London, W1J6TL, United Kingdom

2(d)	Title of Class of Securities:

Common stock, par value Won 5,000 per share (represented by American Depository Shares, each representing one-half of one share of common stock).

2(e)	CUSIP Number: 48268K101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP NO. 48268K101	13G	Page 7 of 11

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☐

Item 4	Ownership:

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person. Each of the Reporting Persons disclaims any beneficial ownership of these shares, and this report shall not be deemed an admission that any of the Reporting Persons are the beneficial owner of any of the shares for any purpose, except to the extent of any pecuniary interest therein.

(b)	Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

CUSIP NO. 48268K101	13G	Page 8 of 11

(ii)	shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Owners of accounts managed by Silchester International Investors LLP have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Silchester International Investors LLP is a majority owned subsidiary of Silchester Continuation Limited, which is a majority owned subsidiary of Silchester Partners Limited.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 48268K101	13G	Page 9 of 11

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this January 29, 2024

Silchester International Investors LLP

By:	/s/ Timothy J. Linehan
Name:	Timothy J. Linehan
Title:	Head of Operations

Silchester Continuation Limited

By:	/s/ Timothy J. Linehan
Name:	Timothy J. Linehan
Title:	Director

Silchester Partners Limited

By:	/s/ Timothy J. Linehan
Name:	Timothy J. Linehan
Title:	Director

Stephen Charles Butt

/s/ Stephen Charles Butt

CUSIP NO. 48268K101	13G	Page 10 of 11

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement